UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 1-9576

CUSIP Number: 690768403

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

OWENS-ILLINOIS, INC.
Full Name of Registrant

Former Name if Applicable

One Michael Owens Way
Address of Principal Executive Office (Street and Number)

Perrysburg, Ohio 43551
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Owens-Illinois, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 within the prescribed time period without unreasonable effort or expense.

As disclosed in Item 4.02 of Form 8-K filed on May 2, 2016, the Company concluded , in consultation with the Audit Committee and the Company’s independent registered public accounting firm Ernst & Young LLP (“EY”), that its method for estimating its future asbestos-related liability was not consistent with the applicable accounting pronouncement. In light of the foregoing, the Audit Committee, after consideration of relevant facts and circumstances and after consultation with the Company and EY, concluded on April 28, 2016, that the Company’s consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 contained within the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Annual Report”) should be restated, and that such financial statements previously filed with the Securities and Exchange Commission (“SEC”), should no longer be relied upon.

The Company is in the process of preparing an amendment to its 2015 Annual Report to restate the financial statements contained therein to reflect the effects of its new method for estimating its total asbestos-related liability and to make certain corresponding disclosure related thereto. The Company requires additional time to complete the amended  2015 Annual Report as well as to prepare conforming disclosures for the Form 10-Q for the quarter ended March 31, 2016. The Company expects to file the Form 10-Q with the Securities and Exchange Commission on or before May 16, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jan A. Bertsch	567	336-5000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OWENS-ILLINOIS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2016	By	/s/ Jan A. Bertsch
			Name:	Jan A. Bertsch
			Title:	Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).